Exhibit 11.1

HORIZON HEALTH CORPORATION

COMPUTATIONS OF EARNINGS PER SHARE

	Three Months Ended February		Six Months Ended February
	2004	2003	2004	2003
BASIC
Net income	$2,669,386	$2,445,723	$5,250,337	$4,802,195

Weighted average shares outstanding (basic)	5,401,225	5,266,889	5,383,679	5,305,852

Basic earnings per share	$.49	$.46	$.98	$.91

DILUTED
Net income	$2,669,386	$2,445,723	$5,250,337	$4,802,195

Effect of dilutive securities (1)	272,892	434,417	278,176	428,418

Weighted average shares outstanding (diluted)	5,674,117	5,701,306	5,661,855	5,734,270

Diluted earnings per share	$.47	$.43	$.93	$.84

(1)	During fiscal years 2004 and 2003, certain shares subject to options to acquire common stock were not included in certain computations of diluted EPS because the option exercise price was greater than the average market price of the common shares for the quarter. The computation for the quarter ended February 29, 2004 excluded 5,159 shares subject to options, with exercise prices ranging from $23.30 to $23.75. The computation for the quarter ended February 28, 2003 excluded 6,500 shares subject to options, with exercise prices ranging from $16.35 to $23.75. The computation for the six months ended February 29, 2004 excluded 6,322 shares subject to options, with exercise prices ranging from $23.30 to $23.75. The computation for the six months ended February 28, 2003 excluded an average of 51,600 shares subject to options, with exercise prices ranging from $14.51 to $23.75.